Exhibit 5.1



January 12, 1999



Aviation General, Incorporated
720 N.W. 63rd Street
Hanger 8, Wiley Post Airport
Bethany, Oklahoma 73008

Ladies and Gentlemen:

We have acted as counsel for Aviation General, Incorporated, a Delaware corporation (the"Company"), in connection with the offer and sale, pursuant to the Company's registration statement on Form S-3 (the "Registration Statement"), of up to 5,166,286 shares of its Common Stock, par value $0.50 per share (the "Shares") by certain stockholders of the Company. Based upon our examination of such corporate records and other documents and such questions of law as we have deemed necessary and appropriate, we are of the opinion that the Shares, when sold as provided for in the Registration Statement, will be validly issued, fully paid, and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Dyer Ellis & Joseph PC